CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2026 and 2025

(Unaudited)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION Expressed in thousands of United States dollars (Unaudited)

	Note	As at September 30, 2026	As at December 31, 2025
ASSETS
Current
Cash and cash equivalents		$50,291	$77,277
Marketable securities	6	66,924	236
Receivables, prepaids and other assets	7	9,423	5,031
Inventories	8	41,311	29,178
Total current assets		$167,949	$111,722

Inventories	8	12,197	12,829
Other assets	7	1,192	1,545
Restricted cash		-	1,768
Mining interest, plant and equipment	9	136,668	80,581
TOTAL ASSETS		$318,006	$208,445
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	10	$40,262	$28,498
Deferred gain on sale of mineral interest		395	350
Current portion of Sailfish Gold Stream	11	13,147	-
Total current liabilities		$53,804	$28,848

Accrued liabilities	10	2,398	1,062
Provision for reclamation and rehabilitation	12	19,003	20,441
Deferred income taxes		8,140	6,962
Deferred gain on sale of mineral interest		169	399
Sailfish Gold Stream	11	26,593	-
Total liabilities		$110,107	$57,712

Shareholders' equity
Share capital	13	164,170	162,447
Contributed surplus	13	19,082	16,817
Accumulated other comprehensive income		2,074	2,350
Surplus (Deficit)		22,573	(30,881)
Total shareholders' equity		$207,899	$150,733
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$318,006	$208,445

Approved by the Board of Directors on November 11, 2026

"John Hick", Audit Committee Chair	"Akiba Leisman", Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME Expressed in thousands of United States dollars, except per share amounts (Unaudited)

		Three months ended		Nine months ended
	Note	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Revenue		$50,722	$27,553	$181,906	$98,037
Production services revenue		25	22	33	41
		$50,747	$27,575	$181,939	$98,078
Cost of sales
Production costs		(24,844)	(16,563)	(79,302)	(47,282)
Depreciation, depletion and amortization		(1,908)	(1,540)	(6,465)	(5,554)
		$(26,752)	$(18,103)	$(85,767)	$(52,836)
Gross profit		$23,995	$9,472	$96,172	$45,242

Exploration and evaluation expenses		(4,009)	(2,787)	(9,401)	(6,526)
General and administrative expenses	14	(4,074)	(2,893)	(12,165)	(7,197)
Accretion and interest expense	15	(325)	(347)	(936)	(1,050)
Interest income		453	201	1,493	218
Other income (expense)	16	6,167	591	4,786	1,821
Income before income taxes		$22,207	$4,237	$79,949	$32,508
Income tax expense		(4,326)	(1,865)	(25,317)	(9,363)
Deferred tax expense		(1,440)	(1,176)	(1,178)	(3,707)
Income for the period		$16,441	$1,196	$53,454	$19,438
Other comprehensive loss
Items subject to reclassification into statement of income:
Foreign currency translation adjustment		(224)	(421)	(276)	(778)
Other comprehensive loss for the period		(224)	(421)	(276)	(778)
Comprehensive income for the period		$16,217	$775	$53,178	$18,660
Basic income per common share		$0.19	$0.01	$0.61	$0.24
Diluted income per common share		$0.18	$0.01	$0.59	$0.24
Weighted average common shares outstanding - basic (thousands)		88,044	80,088	87,926	79,621
Weighted average common shares outstanding - diluted (thousands)		90,594	81,714	90,287	80,415

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY Expressed in thousands of United States dollars (Unaudited)

	Number of shares (000s)	Share capital	Contributed surplus	Accumulated other comprehensive income	Surplus (Deficit)	Total
Balance at December 31, 2024	79,249	$121,778	$16,321	$2,837	$(64,013)	$76,923
Shares cancelled (NCIB)	(535)	(749)	-	-	(608)	(1,357)
Shares issued on exercise of options	500	1,720	(623)	-	-	1,097
Shares issued on exercise of warrants	794	2,088	(682)	-	-	1,406
Common shares issued on RSU vesting	4	6	(6)	-	-	-
Common shares issued on DSU vesting	91	166	(166)	-	-	-
Share-based compensation	-	-	1,138	-	-	1,138
Net income	-	-	-	-	19,438	19,438
Other comprehensive loss	-	-	-	(778)	-	(778)
Balance at September 30, 2025	80,103	$125,009	$15,982	$2,059	$(45,183)	$97,867
Private placement	6,906	37,438	-	-	-	37,438
Share-based compensation	-	-	835	-	-	835
Net income	-	-	-	-	14,302	14,302
Other comprehensive income	-	-	-	291	-	291
Balance at December 31, 2025	87,009	$162,447	$16,817	$2,350	$(30,881)	$150,733
Shares issued on exercise of options	425	1,454	(477)	-	-	977
Common shares issued on RSU vesting	256	269	(269)	-	-	-
Share-based compensation	-	-	3,011	-	-	3,011
Net income	-	-	-	-	53,454	53,454
Other comprehensive loss	-	-	-	(276)	-	(276)
Balance at September 30, 2026	87,690	$164,170	$19,082	$2,074	$22,573	$207,899

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in thousands of United States dollars (Unaudited)

	Note	Three months ended		Nine months ended
		September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Operating activities
Income for the period		$16,441	$1,196	$53,454	$19,438
Non-cash items:
Accretion and interest expense		244	345	641	1,051
Depreciation, depletion and amortization		2,061	1,631	8,438	5,811
Deferred tax expense		1,440	1,176	1,178	3,707
Gain on marketable securities		(7,004)	-	(8,052)	-
Other income (expense)		(244)	(45)	(185)	(45)
Gain on elimination of Contingent Consideration		-	-	-	(1,000)
Change in fair value of derivative liability		1,061	(180)	3,466	95
Gold stream deliveries, own production		(1,103)	-	(2,114)	-
Share-based payments		1,208	560	3,011	1,138
Unrealized foreign exchange (gain) loss		151	(369)	72	(764)
		$14,255	$4,314	$59,909	$29,431
Changes in non-cash working capital	19	(3,139)	281	(3,915)	93
Restricted cash - refunded		-	-	-	1,503
Net cash provided by operating activities		$11,116	$4,595	$55,994	$31,027
Investing activities
Acquisition of EG Acquisition LLC, proceeds paid		-	-	-	(6,489)
Acquisition of EG Acquisition LLC, cash acquired		-	-	-	346
Acquisition of EG Acquisition LLC, transaction costs		-	(5)	-	(356)
Acquisition of Mt. Hamilton LLC, transaction costs		-	-	(502)	-
Sailfish Silver Option Payment		-	-	-	1,000
Secured Debt Investment		-	(1,800)	-	(1,800)
Purchase of marketable securities		(21,128)	-	(60,366)	-
Sale of marketable securities		1,249	-	1,249	-
Expenditures on mining interest, plant and equipment		(10,896)	(3,347)	(20,453)	(9,647)
Net cash used in investing activities		$(30,775)	$(5,152)	$(80,072)	$(16,946)
Financing activities
Purchase of common shares - NCIB		-	-	-	(1,357)
Proceeds from exercise of warrants		-	-	-	1,406
Proceeds from exercise of options		204	83	977	1,097
Repayment of Sailfish Silver Loan		-	-	-	(1,286)
Repayment of interest on the Revised Wexford Loan		-	(312)	-	(629)
Payments on lease liability		(102)	(26)	(102)	(78)
Gold stream deliveries, purchased from market		(1,931)	-	(3,954)	-
Net cash used in financing activities		$(1,829)	$(255)	$(3,079)	$(847)
Effect of foreign exchange on cash and cash equivalents		(134)	(63)	171	(36)
Change in cash and cash equivalents		$(21,622)	$(875)	$(26,986)	$13,198
Cash and cash equivalents, beginning of the period		$71,913	$28,594	$77,277	$14,521
Cash and cash equivalents, end of period		$50,291	$27,719	$50,291	$27,719
Other information
Taxes paid in cash		(2,974)	(845)	(19,647)	(6,861)
Interest received		453	201	1,493	218

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

1    NATURE OF OPERATIONS

Mako Mining Corp. ("Mako" or the "Company") was incorporated on April 1, 2004, under the laws of the Yukon Territory and continued into British Columbia under the Business Corporations Act (British Columbia) on November 14, 2007. The Company is listed on the TSX Venture Exchange ("TSX-V") under the symbol "MKO". On March 30, 2026, the Company's common shares were listed and commenced trading on the NASDAQ Stock Market LLC ("NASDAQ") under the symbol "MAKO". The address of the Company's corporate office and principal place of business is Suite 700 - 838 West Hastings Street, Vancouver, BC, V6C 0A6, Canada.

Mako is a gold mining, development and exploration company. The Company's primary asset is the San Albino Mine, an open pit mine located in Nicaragua. On March 27, 2025, the Company acquired EG Acquisition LLC (individually, or collectively with its subsidiaries, as applicable, "EGA"), resulting in the acquisition of the Moss Mine located in Arizona, United States of America (the "USA"). The Moss Mine is an open pit operation currently ramping up to commercial production. On March 24, 2026, the Company completed the acquisition of 100% of the membership interests of Mt. Hamilton LLC ("MHC") the owner of the Mt. Hamilton Project in Nevada, USA. In addition to its mining operations, Mako continues to explore its other concessions in Nicaragua and advance the Mt. Hamilton Project in Nevada, USA and the Eagle Mountain Project in Guyana in preparation for development.

2    BASIS OF PRESENTATION

(a)    Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), as applicable to the preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting ("IAS 34"). Accordingly, they do not include all the information and notes to the consolidated financial statements required by IFRS Accounting Standards for annual financial statements and should be read in conjunction with the Company's most recent audited consolidated financial statements for the year ended December 31, 2025.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 11, 2026.

(b)    Basis of presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that are measured at fair value.

(c)    Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions, balances, revenues and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date of disposition or until control ceases. Control exists when the Company has exposure or rights to variable returns from its involvement with an entity, and the ability to affect those returns through its power over the entity.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

The condensed interim consolidated financial statements of the Company include the following subsidiaries:

Subsidiary	Referred to as	Place of incorporation	Ownership interest	Principal activity
Goldsource Mines Inc.	"Goldsource"	Canada	100%	Parent company to EMGC.

Eagle Mountain Gold Corp.	"EMGC"	Canada	100%	Parent company to SGI.

Stronghold Guyana Inc.	"SGI"	Guyana	100%	Holds mineral interest in Guyana, exploration activities; and has a 98% interest in a joint arrangement with Kilroy Mining Inc to operate the Eagle Mountain Project.

Gold Belt, S.A.	"Gold Belt"	Nicaragua	100%	Holds mineral interest in Nicaragua, exploration activities.

Nicoz Resources, S.A.	"Nicoz"	Nicaragua	100%	Gold production. Holds mineral interest in Nicaragua, San Albino and Las Conchitas deposits and exploration activities.

Mako US Corp.	"Mako US"	United States	100%	Service company and parent company to EGA.

EG Acquisition LLC	"EGA"	United States	100%	Parent company to GVC.

Golden Vertex Corp	"GVC"	United States	100%	Gold production. Holds mineral interest in the USA, the Moss Mine.

Mt. Hamilton LLC	"MHC"	United States	100%	Holds mineral interest in USA, the Mt. Hamilton Project.

3    MATERIAL ACCOUNTING POLICIES

The accounting policies and methods used in the preparation of these condensed interim consolidated financial statements are the same as those applied in the Company's most recent audited consolidated financial statements for the year ended December 31, 2025, except for below:

In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (amendments to IFRS 9 and IFRS 7). The amendments clarify the requirements for the recognition and derecognition of financial assets and financial liabilities, including introducing an accounting policy option for the derecognition of financial liabilities settled through an electronic payment system before the settlement date.

The amendments also provide additional guidance on assessing the contractual cash flow characteristics of financial assets, including those with contingent or ESG-linked features, and enhance disclosure requirements for financial instruments with contingent features and for equity instruments designated at fair value through other comprehensive income.

The Company adopted the amendments effective January 1, 2026. These amendments have no material impact on the condensed interim consolidated financial statements. For financial liabilities settled in cash using an electronic payment system, Mako applied the election to deem these financial liabilities to be discharged before the settlement date.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

IFRS accounting standards and pronouncements - not yet adopted

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in Financial Statements, which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new presentation requirements for the statement of profit or loss, including the use of three defined categories, operating, investing, and financing, and the inclusion of specified subtotals. The standard also requires entities to provide additional disclosures for management-defined performance measures, as well as enhanced guidance on the aggregation and disaggregation principles that apply to both the primary financial statements and the notes. IFRS 18 does not change the recognition or measurement of items in the financial statements, nor the classification or presentation of items within other comprehensive income.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, including interim periods, with retrospective application required. Early application is permitted. The Company is currently assessing the impact of this new standard on its future financial statements.

4     ESTIMATION UNCERTAINTY AND AREAS OF SIGNIFICANT JUDGEMENT

The preparation of these condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed interim consolidated financial statements, the Company applied the same significant judgments in applying its accounting policies and is exposed to the same sources of estimation uncertainty as disclosed its Annual Financial Statements except for the following changes.

(a)    Business combinations and asset acquisitions

The assessment of whether an acquisition meets the definition of a business or whether it is a purchase of assets is a key area of judgment. If deemed to be a business combination, the acquisition method requires acquired assets and liabilities assumed to be recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Where an acquisition involves a purchase of assets the purchase price is allocated to the assets acquired and liabilities assumed based on their relative fair value and no goodwill arises on the transaction. The acquisition of MHC was determined to be a purchase of assets. Refer to note 5 for additional details.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

(b)    Achievement of commercial production

Depreciation of capitalized costs begins once a mine reaches the operating levels intended by management. Determining when specific assets reach this stage requires significant judgment. In making this assessment, management considered several factors, including the mobilization of the mining contractor, the feed rate to the crusher, and metallurgical recoveries achieving a predetermined target of plan.  As at September 30, 2026, the Moss Mine did not reach commercial production.

(c)    Gold stream obligations

The carrying value of the Sailfish Gold Stream represents management's best estimate of the fair value of the arrangement on initial recognition and at the reporting date. In determining fair value, management applies judgment in selecting an appropriate valuation methodology and makes significant assumptions regarding future gold prices and the discount rate, based on prevailing market conditions and reflecting risks specific to the arrangement. Refer to note 11 for additional details.

5     ACQUISITION OF MT. HAMILTON LLC

On March 24, 2026, the Company completed the acquisition of 100% of the membership interests of MHC, the owner of the Mt. Hamilton Project located in Nevada, United States, from Sailfish Royalty Corp. ("Sailfish"). Management determined that substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset, being the mineral property associated with the Mt. Hamilton Project. Accordingly, the transaction was accounted for as an asset acquisition.

The total consideration for the acquisition consisted of consideration in the form of two gold stream commitments, as described in note 11. Total purchase price was determined as follows:

	Note	$
Fair value of Sailfish Gold Stream	11	42,342
External legal and advisory fees and due diligence costs		1,286
Total consideration		43,628

The total purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration transferred at the closing date of the acquisition, which are as follows:

$
Assets acquired and liabilities assumed:
- Exploration and evaluation asset	43,630
- Reclamation bond	139
Less:
- Accounts payable and accrued liabilities	(2)
- Reclamation and rehabilitation obligation	(139)
43,628

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

The Mt. Hamilton Project consists of four mineral property leases that require annual advance minimum royalty payments (the "Minimum Royalty Payments"). Two of the leases are governed by separate agreements with Centennial Minerals Company ("CMC") and require Minimum Royalty Payments of $300 and $80, respectively. The agreement with John E. Carrington requires an annual Minimum Royalty Payment of $130, which increases by $2 each year. The agreement with Osisko Mining (USA) Inc. requires a Minimum Royalty Payment equal to the greater of $33 or the cash equivalent of 33 ounces of gold. As of the acquisition date, aggregate Minimum Royalty Payments totaling $9,021 had been made.

Subject to the terms of the respective agreements, the Minimum Royalty Payments are creditable against future net smelter return ("NSR") royalties payable upon commencement of commercial production. Upon acquisition, the Mt. Hamilton Project was classified as an exploration and evaluation asset in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources. Given the inherent uncertainty related to the recoverability of these advance payments prior to the determination of technical feasibility and commercial viability, no separate asset was recognized for the Minimum Royalty Payments. Accordingly, such payments were capitalized as part of the exploration and evaluation asset for the Mt. Hamilton Project. These advance payments will be separately assessed and reclassified, as appropriate, upon a decision to proceed with development.

6    MARKETABLE SECURITIES

	As at September 30, 2026	As at December 31, 2025
SPDR Gold shares (Refer (a) below)	$52,071	$-
Shares of public mining companies	14,853	236
	$66,924	$236

(a) During the period ended September 30, 2026, the Company purchased 136,650 units of SPDR Gold Shares for total consideration of $51,506. The investment was classified as fair value through profit or loss (FVTPL).

For the three months and nine months ended September 30, 2026, the Company recognized an unrealized mark-to-market gain of $6,080 and $7,128, respectively, a realized mark-to-market gain of $924 and $924, respectively, and dividend income of $99 and $99, respectively, on marketable securities.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

7 RECEIVABLES, PREPAIDS AND OTHER ASSETS

	As at September 30, 2026	As at December 31, 2025
Trade receivable	$1,908	$251
Prepaid expenses	1,650	1,872
Supplier advances and deposits	2,632	971
Senior Secured Debt (Refer (a) below)	1,800	1,800
Advance tax (net of provision)	1,230	-
Other	203	137
	$9,423	$5,031
Disclosed as non-current:
Supplier advances and deposits	1,192	549
Deferred transaction costs	-	996
	$1,192	$1,545
	$10,615	$6,576

(a) On July 2, 2025, the Company acquired, for $1,800, approximately $49,509 ("Face Value") of indebtedness (the "Senior Secured Debt") owing by Elevation Gold Mining Corporation ("Elevation") to Maverix Metals Inc. ("Maverix"), the senior secured creditor of Elevation under its Companies' Creditors Arrangement Act ("CCAA") proceedings before the Supreme Court of British Columbia. As a result of this acquisition, the Monitor in Elevation's CCAA proceedings will now facilitate any distributions to Mako as the principal secured creditor in place of Maverix. However, expected recoveries are significantly below the Senior Secured Debt's Face Value. As of September 30, 2026, the CCAA proceedings remain ongoing, and the Company continues to assess that the carrying amount of investment in debt will be recovered.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

8 INVENTORIES

	As at September 30, 2026	As at December 31, 2025
Stockpiled ore	$14,795	$10,696
Ore in-circuit	2,964	1,584
Heap leach ore	17,811	11,262
Finished metal	1,375	1,621
Supplies and spare parts	4,366	4,015
	$41,311	$29,178

Disclosed as non-current:
Stockpiled ore	5,257	6,977
Heap leach ore	5,052	3,371
Supplies and spare parts	1,888	2,481
	$12,197	$12,829
	$53,508	$42,007

As at September 30, 2026 and 2025, non-current inventory is comprised of low-grade stockpiled ore at the San Albino Mine expected to be processed after 12 months, heap-leach ore at the Moss Mine not expected to be recovered within 12 months and supplies and spare parts intended for use after more than 12 months.

During the period ended September 30, 2026, the Company recognized a provision of $127 (2025: Nil) related to non-current supplies and spare parts. No net realizable value adjustments were required for low-grade stockpiled ore or heap-leach ore as at September 30, 2026 or 2025.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

9 MINING INTERESTS, PLANT AND EQUIPMENT

	Mineral properties	Building, Plant & Equipment	Exploration & Evaluation Assets	Development Asset	Total
Cost
As at December 31, 2025	$46,318	$49,114	$38,448	$7,463	$141,343
Additions	-	10,230	741	4,986	15,957
Capitalized exploration expenditures	6,124	-	-	-	6,124
Acquisition Mt. Hamilton Project (Refer to note 5)	-	-	43,630	-	43,630
Asset retirement obligation	(246)	(60)	-	(1,891)	(2,197)
Deferred stripping	-	-	-	1,047	1,047
Foreign currency translation adjustment	-	(9)	(27)	-	(36)
As at September 30, 2026	$52,196	$59,275	$82,792	$11,605	$205,868
Accumulated depreciation
As at December 31, 2025	$23,222	$37,540	$-	$-	$60,762
Depreciation	5,152	3,286	-	-	8,438
Foreign currency translation adjustment	-	-	-	-	-
As at September 30, 2026	$28,374	$40,826	$-	$-	$69,200
Net book value as at December 31, 2025	$23,096	$11,574	$38,448	$7,463	$80,581
Net book value as at September 30, 2026	$23,822	$18,449	$82,792	$11,605	$136,668

Exploration and evaluation asset includes $765 (2025: $765) for Potrerillos and El Jicaro in Nicaragua,  $37,657 (2025: $37,683) for Eagle Mountain Project in Guyana, and $44,370 (2025: nil) for Mt. Hamilton Project in the USA.

Exploration and evaluation assets for the Mt. Hamilton Project include advance royalty payments that are creditable against NSR royalties payable on future production.

Royalty arrangements

Certain of the Company's mineral properties are subject to royalty arrangements. At September 30, 2026, the Company's significant royalty arrangements were as follows:

San Albino: 2% NSR royalty payable to Sailfish.

Mt. Hamilton: Royalties payable on mineral interest at Mt. Hamilton Project include:

• a 2.4% NSR royalty on gold and silver production held by Sandstorm Gold Ltd., which is not subject to buyback.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

• an additional 3.0% to 6.0% NSR royalty payable to other counterparties, on specified minerals (the "Other Royalties"), which are subject to optional buydown provisions that may be exercised by the Company prior to the commencement of commercial production, or within defined periods thereafter. The Other Royalties may be reduced to between 0.5% and 1.0% through aggregate cash payments of up to $13,000. In addition, the Company is required to make annual advance minimum royalty payments under these agreements, which are recoverable against future NSR royalties payable on production (refer to Note 5).

Moss Mine: During 2025, the Company's subsidiary Mako US acquired EGA, from Wexford EG Acquisition LLC ("Wexford").  EGA owns 100% of the shares of GVC, which owns the Moss Mine. Wexford acquired GVC from Elevation Gold Mining Corporation ("Elevation") under a Companies' Creditors Arrangement Act ("CCAA") proceeding and related Chapter 15 proceeding in the United States (collectively, the "Bankruptcy Process") on December 31, 2024. At the time of acquisition, Elevation challenged, through the Bankruptcy Process, the real property interest and validity of a 3% NSR royalty at the Moss Mine held by Patriot Gold Corporation ("Patriot") and a 0.5% to 3% NSR royalty held by Sandstorm Gold Ltd. (acquired by Royal Gold, Inc.) (collectively, the "Royalty Holders").

On October 22, 2025, the United States Bankruptcy Court for the District of Arizona (the "US Court") asserted Patriot real property interest in certain mineral interest at the Moss Mine.

At September 30, 2026, the US Court has not concluded on Sandstorm's real property interest.

10 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Note	As at September 30, 2026	As at December 31, 2025
Accounts payable and accrued liabilities		$18,572	$13,722
Lease liability		188	69
Income taxes payable		20,825	13,925
Due to related parties	17	677	782
Total current liabilities		$40,262	$28,498

Non-current liability
Lease liability		1,314	-
Severance obligations		1,084	1,062
Total non-current liabilities		2,398	1,062
Total accounts payable and accrued liabilities		$42,660	$29,560

11 SAILFISH GOLD STREAM

On March 24, 2026, the Company closed a series of transactions with Sailfish in connection with the acquisition of MHC, which included the execution of a gold stream agreement requiring the delivery of refined gold to Sailfish ("Sailfish Gold Stream") under the following terms:

• Initial Stream Term (60 months): The Company is required to deliver 341.7 ounces of refined gold per month for a period of 60 months. The monthly delivery is subject to an adjustment mechanism designed to ensure that the monthly delivery value is not less than $738 and not greater than $1,011, which is equivalent to a gold price range of approximately $2,700 per ounce to $3,700 per ounce after application of the adjustment formula.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

• Additional Stream Term (72 months): Following the completion of the Initial Stream Term, the Company is required to deliver 100 ounces of refined gold per month for an additional period of 72 months. Deliveries during this term are not subject to any adjustment mechanism.

For all ounces delivered under the Sailfish Gold Stream, Sailfish will pay the Company an amount equal to 20% of the London PM Fix price for refined gold, expressed in United States dollars, as determined by the London Bullion Market Association (or any successor organization) on the date of delivery. Deliveries under the stream arrangement commenced in April 2026.

The Sailfish Gold Stream is recognized as a financial liability and is measured at fair value through profit or loss. The fair value of the liability at initial recognition was determined as $42,342 using a discounted cash flow model. Management applied a discount rate of 25.06% and used the forward gold prices as summarized below.

During the three months and nine months ended September 30, 2026, the Company delivered 905 and 1,732 ounces of refined gold for cash considerations of $759 and $1,517, respectively. Based on the London PM Fix price, the delivered refined gold was valued at $3,793 and $7,585, respectively.

As at September 30, 2026, the fair value of the liability was determined as $39,740 using a discount rate of 26.38% and the forward gold prices as summarized below.

Gold Price ($ per ounce)	2026	2027	2028	2029	2030-2037
At March 24, 2026	4,600	4,784	5,009	5,218	5,421
At September 30, 2026	4,337	4,443	4,673	4,944	5,191

For the three months and nine months ended September 30, 2026, the Company recognized a loss of $1,061 and $3,466, respectively, due to the change in fair value.

As at September 30, 2026
Current portion	$13,147
Non-current portion	26,593
$39,740

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

12 RECLAMATION AND REHABILITATION OBLIGATION ("ARO")

	San Albino Mine	Eagle Mountain Project	Moss Mine	Mt. Hamilton Project	Total
As at December 31, 2025	$3,875	$1,352	$15,214	$-	$20,441
Liability acquired on acquisition of Mt. Hamilton Project (Refer to note 5)	-	-	-	139	139
Changes in estimate	(306)	-	(1,891)	-	(2,197)
Accretion expense	140	51	430	-	621
Foreign currency translation adjustment	-	(1)	-	-	(1)
As at September 30, 2026	$3,709	$1,402	$13,753	$139	$19,003

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

13 SHARE CAPITAL

(a)  Authorized - Unlimited number of common shares, without par value.

(b)  Share options

The Company may grant stock options to its directors, executive officers, employees, and consultants to acquire common shares, exercisable for up to five years from the grant date and subject to vesting conditions, which generally occur in three equal annual tranches. The following table summarizes information about the movement of the share options outstanding under the Company's plan:

	September 30, 2026		December 31, 2025
	Number of options	WAEP	Number of options	WAEP
Opening balance	1,734,334	C$3.25	1,805,050	C$2.83
Granted	701,800	9.40	740,000	4.47
Exercised	(425,234)	3.15	(500,966)	3.04
Forfeited	(56,000)	4.31	(30,000)	4.47
Expired	(5,000)	8.80	(279,750)	4.02
Ending balance	1,949,900	C$5.44	1,734,334	C$3.25
Options exercisable	756,600	C$2.46	845,166	C$2.36
Weighted average remaining contractual life (in years)	3.29		3.14
Weighted average market price of shares on the dates share options were exercised	C$11.15		C$4.55

* WAEP = Weighted average exercise price

For the three and nine months ended September 30, 2026, total share-based compensation relating to options was  $375 and $923 (2025: $181 and $414), all of which is included in general and administrative expenses.

(c)  Restricted share units ("RSU")

Under the terms of the Company's RSU Plan, the Board of Directors may grant RSUs to directors, officers, employees, and consultants, subject to vesting conditions, which generally occur over three years, and RSU's are settled in equity. The following table summarizes the RSU movements:

		September 30, 2026		December 31, 2025
Opening balance		1,092,619		586,985
Granted		640,124		509,285
Shares issued		(255,921)		(3,651)
Net settlement for tax withholding		(42,245)		-
Ending balance		1,434,577		1,092,619
Weighted average market price of shares on the dates shares were issued	C$	10.23	C$	4.54

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

For the three and nine months ended September 30, 2026, total share‐based compensation relating to RSUs was $846 and $1,826 (2025: $240 and $501), of which all is included in general and administrative expenses. Additionally, the Company recognized $268 of share-based compensation related to RSUs withheld for tax purposes, reflecting the difference between settlement-date fair value and grant-date fair value.

Subsequent to September 30, 2026, the compensation committee approved a one-time cash settlement of  391,668 vested RSUs outstanding as at September 30, 2026. The total cash consideration paid upon settlement was $2,644.

(d)  Deferred share units ("DSU")

Under the terms of the Company's DSU Plan, the Board of Directors may grant DSUs to directors, which vest immediately and are settled in equity when director ceases to be a member of the Board of Directors. The following table summarizes the DSU movements:

	September 30, 2026	December 31, 2025
Opening balance	370,040	315,640
Granted	48,443	145,000
Shares issued	-	(90,600)
Ending balance	418,483	370,040
Weighted average market price of shares on the dates shares were issued	C$-	C$5.17

For the three and nine months ended September 30, 2026, total share‐based compensation relating to DSUs was nil and $315 (2025: $139 and $223), of which all is included in general and administrative expenses.

14  GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Accounting, consulting and legal	$615	$564	$1,946	$1,030
Salaries and benefits	1,392	1,143	4,052	3,443
Stock-based compensation	1,221	560	3,332	1,138
Directors' fees	126	150	456	323
Depreciation	30	32	112	103
General office expenses	611	364	1,742	954
Investor relations and communications	64	62	176	134
Transfer agent fees and regulatory fees	15	18	349	72
	$4,074	$2,893	$12,165	$7,197

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

15  ACCRETION AND INTEREST EXPENSE

		Three months ended		Nine months ended
	Note	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Accretion on asset retirement obligation	12	$224	$118	$621	$365
Interest and accretion expense on the Wexford Loan		-	229	-	679
Interest expense - other		101	-	315	6
		$325	$347	$936	$1,050

16  OTHER INCOME (EXPENSE)

		Three months ended		Nine months ended
	Note	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
(Loss) gain on derivative instruments	11	$(1,061)	$180	$(3,466)	$(95)
Gain on elimination of contingent consideration		-	-	-	1,000
Foreign exchange gain (loss)		109	367	(5)	872
Dividend income	6	99	-	99	-
Gain on marketable securities	6	7,004	-	8,052	-
Miscellaneous income		16	44	106	44
		$6,167	$591	$4,786	$1,821

17  RELATED PARTY TRANSACTIONS

(a)  Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprise the Company's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President and Directors.

	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Director fees	$126	$150	$456	$323
Salaries, consulting and management fees	289	263	1,534	1,097
Share-based compensation	835	257	2,456	557
Total	$1,250	$670	$4,446	$1,977

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

As at	September 30, 2026	September 30, 2025
Amount included in accounts payable and accrued liabilities	8	25

(b)  Sailfish Royalty Corp.

Sailfish is a publicly traded company related by a significant shareholder, directors and officers. In addition to the acquisition of MHC (Note 5) and the Sailfish Gold Stream (Note 11), during the period ended September 30, 2026, the Company had the following transactions with Sailfish:

	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
1) 2% NSR royalty of the production of all gold and silver ounces from certain deposits from San Albino Mine	$669	$427	$2,515	$1,590
2) Production service revenue recognized from delivery of gold ounces from Nicoz
- Number of gold ounces delivered	24	25	31	51
- Transaction amount for gold ounces delivered	$25	$21	$33	$41
3) Delivery of silver pursuant to the option exercised by Sailfish pursuant to the terms of silver loan
- Number of silver ounces delivered	8,925	9,329	28,248	11,002
4) Dividend income from Company's investment in Sailfish Royalty Corp. shares	$99	$-	$99	$-
As at			September 30, 2026	September 30, 2025
Amount payable			$(669)	$(427)
Amount receivable			$25	$21

(c)  Tes-Oro Mining Group, LLC ("Tes-Oro")

Tes-Oro is a private company controlled by the Company's Chief Operating Officer. Tes-Oro is a full-service engineering, procurement and construction management firm working with the Company.

	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Consulting and other services	$65	$59	$304	$199
Vehicles purchased	36	-	36	-
As at			September 30, 2026	September 30, 2025
Amount payable			$-	$(26)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

(d) Cruztel De Sonora, LLC ("Cruztel")

Cruztel is an entity controlled by the Company's Chief Operating Officer and has entered into a lease arrangement with the Company for an office building.

	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Right to use asset acquired pursuant to a leasing contract	$1,515	$-	$1,515	$-
Deposit pursuant to leasing contract	47	-	47	-
Lease payments	37	-	37	-
As at			September 30, 2026	September 30, 2025
Amount payable			$(1,502)	$-

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

18 SEGMENTED INFORMATION

In determining the Company's segment structure, the basis on which management reviews the financial and operational performance was considered and whether any of the Company's mining operations share similar economic, operational and regulatory characteristics. The Company considers its San Albino Mine in Nicaragua, its Moss Mine in the United States, its Mt. Hamilton Project in the United States and its Eagle Mountain Project in Guyana as its reportable segments. The corporate headquarters include operations in Canada and the United States and is presented for reconciliation purposes.

For the three and nine months ended September 30, 2026, and 2025, the Company's principal products were gold (98%) and silver (2%) sold to refineries (three customers) at spot market prices.

The Company's segments are summarized as follows:

	San Albino	Moss Mine	Mt. Hamilton Project	Eagle Mountain Project	Total Operating Segments	Corporate	Total
Nine months ended September 30, 2026
Revenue	$132,548	$49,391	$-	$-	$181,939	$-	$181,939
Production costs	(44,660)	(34,642)	-	-	(79,302)	-	(79,302)
Depreciation, depletion and amortization	(6,465)	-	-	-	(6,465)	-	(6,465)
Gross profit	$81,423	$14,749	$-	$-	$96,172	$-	$96,172
Exploration and evaluation expense	(3,884)	-	(1,194)	(4,323)	(9,401)	-	(9,401)
General and administrative expenses	-	-	(130)	(37)	(167)	(11,998)	(12,165)
Accretion and interest expense	(421)	(464)	-	(53)	(938)	2	(936)
Interest income	1,102	9	-	-	1,111	382	1,493
Other income (expense)	1,272	(5)	-	43	1,310	3,476	4,786
Income and deferred taxes	(24,785)	(1,175)	-	-	(25,960)	(535)	(26,495)
Income for the period	$54,707	$13,114	$(1,324)	$(4,370)	$62,127	$(8,673)	$53,454
Total assets	$160,026	$48,237	$47,532	$39,853	$295,648	$22,358	$318,006
Total liabilities	$(42,830)	$(20,626)	$(1,168)	$(2,009)	$(66,633)	$(43,474)	$(110,107)
Capital expenditures	$9,566	$6,692	$3,354	$425	$20,037	$2,044	$22,081

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

	San Albino	Moss Mine	Eagle Mountain Project	Total Operating Segments	Corporate	Total
Nine months ended September 30, 2025
Revenue	$86,214	$11,864	$-	$98,078	$-	$98,078
Production costs	(36,338)	(10,944)	-	(47,282)	-	(47,282)
Depreciation, depletion and amortization	(5,520)	(34)	-	(5,554)	-	(5,554)
Gross profit	$44,356	$886	$-	$45,242	$-	$45,242
Exploration and evaluation expense	(3,060)	(165)	(3,301)	(6,526)	-	(6,526)
General and administrative expenses	-	-	-	-	(7,197)	(7,197)
Accretion and interest expense	(47)	(276)	(48)	(371)	(679)	(1,050)
Interest income	179	12	-	191	27	218
Other income (expense)	260	33	22	315	1,506	1,821
Income and deferred taxes	(12,936)	-	-	(12,936)	(134)	(13,070)
Income for the period	$28,752	$490	$(3,327)	$25,915	$(6,477)	$19,438
Total assets	$83,769	$25,411	$38,632	$147,812	$3,601	$151,413
Total liabilities	$(27,684)	$(17,067)	$(1,410)	$(46,161)	$(7,385)	$(53,546)
Capital expenditures	$8,378	$1,157	$88	$9,623	$24	$9,647

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

	San Albino	Moss Mine	Mt. Hamilton Project	Eagle Mountain Project	Total Operating Segments	Corporate	Total
Three months ended September 30, 2026
Revenue	$37,495	$13,252	$-	$-	$50,747	$-	$50,747
Production costs	(14,631)	(10,213)	-	-	(24,844)	-	(24,844)
Depreciation, depletion and amortization	(1,912)	4	-	-	(1,908)	-	(1,908)
Gross profit	$20,952	$3,043	$-	$-	$23,995	$-	$23,995
Exploration and evaluation expense	(1,315)	-	(1,008)	(1,686)	(4,009)	-	(4,009)
General and administrative expenses	-	-	(130)	(37)	(167)	(3,907)	(4,074)
Accretion and interest expense	(163)	(164)	-	(18)	(345)	20	(325)
Interest income	380	1	-	-	381	72	453
Other income (expense)	1,635	(27)	-	8	1,616	4,551	6,167
Income and deferred taxes	(6,069)	775	-	-	(5,294)	(472)	(5,766)
Income for the period	$15,420	$3,628	$(1,138)	$(1,733)	$16,176	$265	$16,441
Capital expenditures	4,245	3,121	1,583	110	9,059	2,010	11,069

	San Albino	Moss Mine	Eagle Mountain Project	Total Operating Segments	Corporate	Total
Three months ended September 30, 2025
Revenue	23,879	3,696	-	27,575	-	27,575
Production costs	(12,227)	(4,336)	-	(16,563)	-	(16,563)
Depreciation, depletion and amortization	(1,533)	(7)	-	(1,540)	-	(1,540)
Gross profit	10,119	(647)	-	9,472	-	9,472
Exploration and evaluation expense	(1,541)	(117)	(1,129)	(2,787)	-	(2,787)
General and administrative expenses	(29)	-	-	(29)	(2,864)	(2,893)
Accretion and interest expense	29	(131)	(16)	(118)	(229)	(347)
Interest income	179	12	-	191	10	201
Other income (expense)	257	(48)	10	219	372	591
Income and deferred taxes	(3,040)	-	-	(3,040)	(1)	(3,041)
Income for the period	5,974	(931)	(1,135)	3,908	(2,712)	1,196
Capital expenditures	$2,418	$860	$61	$3,339	$8	3,347

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

19 SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025

(a) Changes in non-cash working capital:
Change in receivables	$(1,061)	$86	$(1,657)	$(627)
Change in inventories	(3,092)	(1,612)	(11,501)	(2,338)
Change in prepaid expenses, and other	(804)	(1,183)	433	(1,303)
Change in accounts payable and accrued liabilities	657	1,990	2,472	2,150
Change in due to related parties	(191)	(12)	668	(261)
Change in tax liability / asset	1,352	1,012	5,670	2,472
	$(3,139)	$281	$(3,915)	$93
(b) The significant non-cash financing and investing transactions:
Gold stream deliveries, own production	(1,103)	-	(2,114)	-
Repayment of Sailfish Silver Loan (non-cash)	-	-	-	(461)
Change in current liabilities relating to mining interest expenditures	(272)	1,346	1,495	99

20 FINANCIAL INSTRUMENTS

Financial Instruments measured at fair value are classified into one of three levels using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company's financial instruments include cash and cash equivalents, receivables, Secured Debt Investment, marketable securities, Sailfish Gold Stream and accounts payable. The carrying values of cash and cash equivalents, receivable, Secured Debt Investment, and accounts payable approximate fair value because of the short-term nature of these instruments or capacity of prompt liquidation. The Company's marketable securities consist of publicly traded equity securities measured at fair value through profit or loss. The fair value of these securities is determined using unadjusted quoted market prices in active markets and is classified as Level 1 within the fair value hierarchy. The Sailfish Gold Stream is carried at fair value determined by using a discounted cash flow model (refer to note 11). The Sailfish Gold Stream is measured using level 3 inputs.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

During the nine months ended September 30, 2026 , and 2025, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

Liquidity risk

Liquidity risk represents the risk that the Company will be unable to meet its obligations associated with its financial liabilities as they fall due. The Company manages liquidity risk by preparing an annual budget for approval by the Board of Directors and preparing cash flow and liquidity forecasts on a regular basis. The Company's objective when managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations. The ability to do this relies on the Company collecting its trade receivables in a timely manner and maintaining sufficient cash on hand through debt financing.

Based on the Company's forecasted cash flows and the current working capital, the Company estimates that it will have sufficient liquidity to meet its obligations and operating requirements for at least the next twelve months.

The following are the contractual maturities of financial liabilities:

Payment due by period
	Carrying Amount	Total cash outflow	Within 1 year	1 to 3 years	4 to 5 years	Above 5 years
Accounts payable and accrued liabilities	$40,074	$40,074	$40,074	$-	$-	$-
Lease liabilities	1,502	2,113	188	393	417	1,115
Sailfish Gold Stream	39,740	84,607	13,147	24,272	20,082	27,106
Total	$81,316	$126,794	$53,409	$24,665	$20,499	$28,221

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risk on cash is considered insignificant due to the short-term nature of its holdings.

In addition, the Company is exposed to interest rate risk in connection with its Level 3 financial instruments, the fair value of which is determined using a discounted cash flow model. The discount rate applied in the model is a key unobservable input and is sensitive to changes in market interest rates. A 1% increase in the discount rate would decrease the estimated fair value of the instrument by approximately $779, while a 1% decrease in the discount rate would increase the estimated fair value by approximately $813.

Price risk

The Company is exposed to price risk arising from fluctuations in the market price of gold. Gold price risk affects the Company's financial instruments in the following ways:

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

Sailfish Gold Stream (Level 3)

Gold price is a key input in the fair valuation of the Sailfish Gold Stream. The gold price assumption is based on observable forward curve data. A 5% increase or decrease in the gold price would result in an increase or decrease in the fair value of the Sailfish Gold Stream by approximately $282.

SPDR Gold Shares (Level 1)

The Company holds SPDR Gold Shares, which are exchange-traded and measured at fair value using quoted market prices in an active market (Level 1). The fair value of these shares is directly linked to the spot price of gold. A 5% increase / decrease in the gold price would result in an increase / decrease in the fair value of the SPDR Gold Shares of approximately $2,604.

21  CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk. The capital structure of the Company currently consists of common shares. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company's funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new shares, debt and/or consider strategic alliances. Management reviews its capital management approach on a regular basis. The Company is not subject to any externally imposed capital requirements.